Exhibit 3.76
CERTIFICATE OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
DR. PEPPER BOTTLING COMPANY OF TEXAS
     Dr. Pepper Bottling Company of Texas, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:
     The amendment to the Corporation’s Restated Certificate of Incorporation set forth in the following resolution was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:
     RESOLVED, that the Restated Certificate of Incorporation of the Corporation be amended by deleting the fourth paragraph of Article 4 and substituting therefor the following:
The aggregate number of shares that the Corporation shall have authority to issue is 6,500 shares of common stock $.01 par value per share.
Each 1,000 shares of the Corporation’s common stock issued at the time Articles of Amendment containing this amendment are filed with the Secretary of State shall be automatically changed and reclassified without further action into one (1) fully paid and non-assessable share of the Corporation’s common stock, provide that no fractional shares shall be issued pursuant to such change and reclassification. The Corporation shall pay to each shareholder who would otherwise be entitled to fractional shares the result of such change and reclassification the fair cash value of such fractional shares as determined by the Board of Directors of this Corporation.
     IN WITNESS WHEREOF, Dr. Pepper Bottling Company of Texas has caused this Certificate to be signed by its duly authorized officer, this 4th day of February, 2000.

DR. PEPPER BOTTLING COMPANY OF TEXAS
By:	/s/ William M. Nelson
Title:	V. P.
WILLIAM M. NELSON

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 02/08/2000
001069071 – 2176154